ATTACHMENT OF DISCLOSURES REQUIRED BY ITEMS
                           77K AND 77Q1 OF FORM N-SAR

            (Attachment also required pursuant to Sections 304(a)(1)
                           and (2) of Regulation S-K)




1. Effective July 1, 2003, Hawkins, Ash, Baptie & Company ("HABCO") resigned as the independent public accountants for Lake Forest Funds (the "Trust"), which is comprised of the Lake Forest Core Equity Fund and the Lake Forest Money Market Fund.

2. The report of HABCO on the financial statements for each series of the Trust did not contain an adverse opinion or disclaimer of opinion nor were any reports qualified or modified as to uncertainty, audit scope, or accounting principles.

3. The change of accountants to Briggs, Bunting & Dougherty, LLP ("BBD") was approved by the Audit Committee of the Board of Trustees and by the full Board on March 19, 2004. BBD has been engaged to audit each series of the Trust for each series' fiscal year ended February 29, 2004.

4. In connection with the audit of the financial statements at each series of the Trust, and the interim period preceding the change, the Trust had no disagreements with HABCO on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of HABCO would have caused it to make reference to the subject matter of the disagreement in connection with its report.

5. There are no reportable events under Item 304(a)(1)(v)(A) through (D) of Regulation S-K for any fiscal period preceding the change to BBD.

6. Prior to the Trust's engagement of BBD, neither the Trust nor anyone acting on behalf of the Trust consulted BBD regarding any matter concerning the Trust or any of the series comprising the Trust.